FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

FSD Pharma Inc. (the "**Corporation**")
199 Bay St., Suite 4000
Toronto, ON
M5L 1A9

Item 2: Date of Material Change

November 17, 2023

Item 3: News Release

A news release disclosing the information contained in this material change report was issued by the Corporation on November 17, 2023, via Accesswire and subsequently filed on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

The Corporation announced the record date, ex-dividend date, and distribution date for the previously announced statutory plan of arrangement under section 182 of the *Business Corporations Act* (Ontario) (the "**Plan of Arrangement**") with Celly Nutrition Corp. Subject to the satisfaction of all applicable closing conditions of the Plan of Arrangement, common shares in the capital of Celly Nutrition Corp. ("**Celly Nu Shares**") will be distributed to FSD Pharma Securityholders (as defined below) of record as of November 28, 2023 (the "**Record Date**") on November 29, 2023 (the "**Distribution Date**"). The ex-dividend date is November 27, 2023.

Item 5.1: Full Description of Material Change

The holders of class A multiple voting shares ("**Class A Shares**"), class B subordinate voting shares ("**Class B Shares**") and warrants exercisable for the purchase of Class B Shares, provided the applicable warrant certificate entitles the holder thereof to receive distributions substantially similar to those received by holders of Class B Shares ("**FSD Pharma Distribution Warrants**"; together with the holders of Class A Shares and Class B Shares, the "**FSD Pharma Securityholders**") on the Record Date will be eligible to receive Celly Nu Shares on the Distribution Date pursuant to the Plan of Arrangement. As a result of the Plan of Arrangement, FSD Pharma Securityholders are expected to receive one Celly Nu Share in respect of each Class A Share, Class B Share, or FSD Pharma Distribution Warrant that is held by such FSD Pharma Securityholder.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Zeeshan Saeed
Chief Executive Officer, Executive Co-Chairman
T: (416) 854-8884
E: Zsaeed@fsdpharma.com

Item 9: Date of Report

November 23, 2023